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               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
          BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997



                             CONTENTS

                                                                          Page

Statements of Income                                                         1

Balance Sheets                                                               2

Statements of Quantities of Coal Processed and
  Customer Billings for Coal Washing Services                                3

Statements of Cost of Operation                                              4

Price Per Ton of Coal Deliveries                                             5

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
                    CONESVILLE COAL PREPARATION COMPANY
                            STATEMENTS OF INCOME
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997
                                (UNAUDITED)
                                                                             Three
                                                                             Months
                                               Month Ended                   Ended
                                   April 30,      May 31,      June 30,     June 30,
                                     1997          1997          1997         1997
                                                   (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . .   $916          $920          $997       $2,833

COST OF OPERATION. . . . . . . . .    904           908           987        2,799

OPERATING INCOME . . . . . . . . .     12            12            10           34

NONOPERATING INCOME. . . . . . . .     -             -              2            2

INCOME BEFORE FEDERAL INCOME TAXES     12            12            12           36

FEDERAL INCOME TAXES . . . . . . .      7             6             6           19

NET INCOME . . . . . . . . . . . .   $  5          $  6          $  6       $   17

The common stock of the Company is wholly owned by Columbus Southern Power Company.


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
                    CONESVILLE COAL PREPARATION COMPANY
                               BALANCE SHEETS
             BY MONTH-END, FOR THE QUARTER ENDED JUNE 30, 1997
                                (UNAUDITED)
                                                April 30,      May 31,      June 30,
                                                  1997          1997          1997
                                                           (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . .  $1,038        $  755        $  781
  Accumulated Amortization. . . . . . . . . . .     712           436           442
         NET MINING PLANT . . . . . . . . . . .     326           319           339

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . .      42           123            10
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . .      11             2             4
    Affiliated Companies. . . . . . . . . . . .   2,865         3,310         3,852
  Materials and Supplies. . . . . . . . . . . .     895           889           910
  Other . . . . . . . . . . . . . . . . . . . .     141           126           110
         TOTAL CURRENT ASSETS . . . . . . . . .   3,954         4,450         4,886

DEFERRED INCOME TAXES . . . . . . . . . . . . .     708           713           718

REGULATORY ASSETS . . . . . . . . . . . . . . .     217           213           234

DEFERRED CHARGES. . . . . . . . . . . . . . . .       6             8             7

           TOTAL. . . . . . . . . . . . . . . .  $5,211        $5,703        $6,184

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . .  $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . .     400           400           400
  Retained Earnings . . . . . . . . . . . . . .     773           779           785
         TOTAL SHAREHOLDER'S EQUITY . . . . . .   1,273         1,279         1,285

OTHER NONCURRENT LIABILITIES. . . . . . . . . .   1,101         1,110         1,140

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . .     133           112           163
    Affiliated Companies. . . . . . . . . . . .     108           106           125
  Accrued Rentals . . . . . . . . . . . . . . .     316           605           894
  Other . . . . . . . . . . . . . . . . . . . .     328           375           397
         TOTAL CURRENT LIABILITIES. . . . . . .     885         1,198         1,579

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . .   1,105         1,085         1,065

REGULATORY LIABILITIES. . . . . . . . . . . . .     847         1,031         1,115

           TOTAL. . . . . . . . . . . . . . . .  $5,211        $5,703        $6,184

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
                    CONESVILLE COAL PREPARATION COMPANY
               STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                CUSTOMER BILLINGS FOR COAL WASHING SERVICES
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997


Services Rendered to
Columbus Southern               Raw                  Clean
Power Company's                 Coal                 Coal
Conesville Plant*               Input     Rejects    Output    Unit Price    Amount
  (Month/Year)                  (tons)     (tons)    (tons)     (per ton)     (000)
April 1997. . . . . . . . . .  224,576     25,919    198,657      $4.61        $916

May 1997. . . . . . . . . . .  233,397     32,373    201,024      $4.58        $920

June 1997 . . . . . . . . . .  249,500     26,667    222,833      $4.47        $997


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.
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
                    CONESVILLE COAL PREPARATION COMPANY
                      STATEMENTS OF COST OF OPERATION
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997
                                                                              Three
                                                                              Months
                                               April       May      June      Ended
                                                1997      1997      1997     6/30/97
                                                          (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . .  $ 85       $ 85      $ 98      $  268
Benefits-UMW* . . . . . . . . . . . . . . . .    72         68        58         198
Office Salaries and Benefits. . . . . . . . .    90         81       100         271
Operating Materials . . . . . . . . . . . . .    53         41        65         159
Maintenance - Materials and Services. . . . .    51         32       124         207
Electricity . . . . . . . . . . . . . . . . .    41         39        39         119
Other Billed Services . . . . . . . . . . . .    36         21        43         100
Rent. . . . . . . . . . . . . . . . . . . . .   328        322       322         972
Amortization of Deferred Gain on
  Sale of Plant . . . . . . . . . . . . . . .   (19)       (20)      (20)        (59)
Depreciation. . . . . . . . . . . . . . . . .     2          2         3           7
Cleaning Cost Normalization** . . . . . . . .   114        184        84         382
Other . . . . . . . . . . . . . . . . . . . .    51         53        71         175

          Total . . . . . . . . . . . . . . .  $904       $908      $987      $2,799


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year.  The amount of cleaning cost normalization is established  on an  "overall"  company  basis  (i.e.,  not  itemized)  and  is eliminated by year-end.

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
                      COLUMBUS SOUTHERN POWER COMPANY
                      PRICE PER TON OF COAL DELIVERIES
               BY MONTH, FOR THE QUARTER ENDED JUNE 30, 1997


                                                        April        May       June
                                                         1997       1997       1997
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . . $40.82 *   $40.88 *   $39.23 *


Notes: (a) Coal cleaned  by  Conesville  Coal  Preparation  Plant  and  delivered to
           Columbus Southern  Power's Conesville Generating Plant.  These deliveries of  clean  coal  will  normally  consist of  coal cleaned from  beginning inventory as well as current month deliveries.




* Average price per ton.
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